Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017

TELEPHONE: + 1-212-455-2000

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Direct Dial Number (212) 455-3810	E-mail Address david.howe@stblaw.com

December 31, 2025

VIA EDGAR

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	StepStone Private Markets
File Nos. 333-289717; 811-23480

Dear Mr. Be:

On behalf of StepStone Private Markets (the “Fund”), this letter responds to the telephonic comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on November 24, 2025 regarding Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”).

For the convenience of the Staff, the comment regarding the Registration Statement is set out below. We have discussed the Staff’s comment with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing the changes described below in an amended prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, which will be filed concurrently with this letter. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

1.

We note that the Fund invests in Secondaries. Please supplementarily describe whether the Fund intends to use the net asset value (“NAV”) of Secondary Investments as a practical expedient in accordance with ASC 820 when determining the fair value of secondary investments. If so, please discuss how often the Adviser will receive information related to such investments’ NAVs and describe the type of information the Adviser expects to receive (e.g., capital statement or annual report). Where NAV as a practical expedient is not utilized, please explain how the Fund will calibrate to observable market data, including any private secondary information.

Securities and Exchange Commission	December 31, 2025

Response: The Fund respectfully submits that the following disclosure in the section of the prospectus entitled “Calculation of Net Asset Value” sufficiently describes the Fund’s fair valuation policy with respect to Secondary Investments and other Private Market Assets. Notwithstanding the foregoing, the Fund will add the disclosure indicated below to explicitly state that the Fund will use the NAV of a Private Markets Asset as a practical expedient:

The Valuation Policy ~~Procedures~~ provides that the Fund will value its investments in Private Market Assets at fair value in accordance with ASC Topic 820 – Fair Value Measurements and Disclosures. Under ASC Topic 820, the Fund uses a practical expedient to value certain Private Market Assets by using the net asset value of the Fund’s ownership in the investment subject to adjustments in certain circumstances. More specifically, t~~T~~he fair value of such investments as of each Determination Date ordinarily will be the capital account value of the Fund’s interest in such investments, which represents the net asset value of the Fund’s ownership in a Private Market Asset. The net asset value of the Fund’s ownership in a Private Market Asset represents the estimate of the fair value of the Private Market Asset, net of any liabilities, as provided by the relevant Investment Manager as of or prior to the relevant Determination Date; provided that such values will be adjusted for any other relevant information available at the time the Adviser values the Fund’s portfolio, including capital activity and material events occurring between the reference dates of the Investment Manager’s valuations and the relevant Determination Date. The Fund expects that it will typically receive quarterly valuations of Private Market Assets from the Investment Managers within 45-60 days after the end of each quarter and audited financial statements of Private Market Assets generally within 120 days after year end. If a capital account balance statement is not available on a Determination Date, the Fund may use an estimated or draft net asset value of a Private Market Asset provided by ~~received from~~ the Private Market Asset’s Investment Manager ~~general partner~~ or the Fund may roll forward a valuation from a prior quarter adjusted for subsequent cash activity, and any other relevant information available at the time. In fair valuing certain Co-Investments, the Adviser may consider a number of factors such as the Fund’s cost, latest round of financing, company operating performance, market-based performance multiples, announced capital markets activity and any other relevant information will be considered at the time the Adviser values the Fund’s portfolio. Secondary Investments acquired by the Fund at a discount to fair value (as determined in accordance with the Valuation Policy) may result in unrealized gains when the Fund next calculates its daily NAV since any such discounted Secondary Investment will be marked to its net asset value (which may be a price that is higher than its acquisition cost).

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Securities and Exchange Commission	December 31, 2025

Please do not hesitate to call me at (212) 455-3810 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ David C. Howe
David C. Howe

cc:	Robert W. Long, StepStone Group Private Wealth LLC

Dean Caruvana, StepStone Group Private Wealth LLC

Kitan Ajanaku, StepStone Group Private Wealth LLC

Ryan P. Brizek, Simpson Thacher & Bartlett LLP

Bissie K. Bonner, Simpson Thacher & Bartlett LLP

Anna Sheu, Simpson Thacher & Bartlett LLP